Exhibit 99.4

AMENDMENT NUMBER 3

TO THE

NOVO NORDISK INC. 401(k) SAVINGS PLAN

WHEREAS, Novo Nordisk Inc. (“NNI” or the “Employer”) maintains the Novo Nordisk Inc. 401(k) Savings Plan (the “Plan”); and

WHEREAS, a favorable determination letter was obtained for the Plan dated March 15, 2013, subject to the adoption of certain minor revisions; and

WHEREAS, all IRS requested changes were incorporated into the Plan, which was re-executed on March 25, 2013; and

WHEREAS, Amendment Number 1 to the Plan was executed effective as of January 1, 2014, to revise the definition of a “Spouse” under the Plan to ensure that it is consistent with the Supreme Court decision in United States v. Windsor, and all subsequent guidance issued by the IRS, and to make other minor changes to the Plan; and

WHEREAS, Amendment Number 2 to the Plan was executed effective as of October 21, 2015, to modify the definition of a “Compensation” under the Plan; and

WHEREAS, NNI desires to amend the Plan to increase automatic enrollment deferral percentage to 4%, effective July 1, 2016, and to increase the automatic savings adjustment cap to 10%, effective January 1, 2017;

WHEREAS, Section 21.1 of the Plan provides that the Plan may be amended by action of the Board or the Plan Administrator, to whom NNI has delegated the ability to execute all documents, including Plan Amendments.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.	Effective July 1, 2016, Section 4.2 of the Plan is amended to delete the third paragraph in its entirety and replace it with the following (revised text underlined in bold):

“Notwithstanding any provisions to the contrary, effective for eligible Employees who become Participants on or after July 1, 2016, including any rehired Employees, a Participant’s Compensation shall automatically be reduced by 4%, which amount shall be deemed to be the Participant’s Employee Savings Contribution election if the Participant does not elect to defer a greater or lesser percentage of Compensation, or elects to receive cash in lieu of making any Employee Savings Contribution, within 60 days after becoming eligible to enter the Plan. An eligible Employee has an effective opportunity to elect to receive an amount in cash if the eligible Employee receives notice of availability of the election and the eligible Employee has a reasonable period to make the election before the date on which the cash is currently available. Any automatic deferral contributions made pursuant to this Section 4.2, and any corresponding Matching Contributions shall be placed in a default fund as selected by the Administrator, and Participants may modify the investment allocation of these contributions in the same manner as any other Plan contributions.”

2.	Effective January 1, 2017, Section 4.2 of the Plan is amended to delete the sixth paragraph in its entirety and replace it with the following (revised text underlined in bold):

“In addition to the automatic enrollment provision contained in the Plan, effective January 1, 2017, each Participant who is contributing less than a total of 10% of Compensation with Employee Savings and Employee After-Tax Roth 401(k) Contributions (excluding all Employee After-Tax and Catch-Up Contributions) shall automatically have their Employee Savings Contributions increased by 1% on each April 1. For example, if a Participant is contributing 4% of Compensation to the Plan with Employee Savings Contributions, the Participant shall automatically be increased to a 5% Employee Savings Contribution rate as of April 1, after being provided with 60 days notice of such automatic increase and the ability to increase or decrease such automatic election amounts.”

THIS AMENDMENT NUMBER 3 to the Plan is hereby executed the 25 day of April 2016

NOVO NORDISK INC.

BY:	/s/ Maurice P. Raus

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